February 24, 2005



Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Mail Stop 03-05
Washington, D.C. 20549

Re:      Groen Brothers Aviation, Inc.
         Form 10-KSB for the fiscal year ended June 30, 2004
         Form 10-QSB for the quarter ended September 30, 2004
         Commission file # 000-18958

Dear Ms. Cvrkel:

         Groen Brothers Aviation, Inc. (the "Company") has received your comment letter dated February 7, 2005 (copy attached as Exhibit A to this letter), and we respectfully submit our responses to the comments. Our responses are numbered to correspond to the numbered comments in your letter.

Form 10-KSB for the fiscal year ended June 30, 2004

Consolidated Statement of Stockholders' Deficit
-----------------------------------------------

1. After further consideration, we believe that the restricted shares issued as collateral for certain notes payable should be excluded from the computation of weighted average number of shares outstanding. We have made this change in the calculation of the weighted average number of shares for the three and six months ended December 31, 2004 and 2003, and disclosed this policy in our recently filed Form 10-QSB for the quarter ended December 31, 2004. We will consistently apply this policy in future filings.




         GROEN BROTHERS AVIATION, INC. 2640 W. California Ave., Suite A, Salt Lake City, Utah 84101, (801) 973-0177, Fax (801) 973-4027

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Note 21.  Significant Fourth Quarter Adjustments

2. We will prospectively restate our financial statements to correct the errors described in our prior response to you and in Note 21 to the extent that the reported results for the affected periods are included in future filings.

         We restated the condensed consolidated statements of operations for the three and six months ended December 31, 2003 included in our recently filed Form 10-QSB for the quarter ended December 31, 2004 to correct these errors. In addition, the notes to the condensed consolidated financial statements in the Form 10-QSB were expanded to explain the nature of the errors for which the corrections were made.

         In connection with responding to your comments above, we provide the following statement from the Company acknowledging that:

         o The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me directly at (801) 973-0177 should you have questions or need additional information.


Yours truly,


/s/Dennis P. Gauger
Dennis P. Gauger
Chief Financial Officer

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